Exhibit 3.101

State of Kansas

Filed March 13, 2006

File No: 3909496

Kansas Secretary of State

Kansas Limited Liability Company

Articles of Organization

1. The name of the limited liability company is Burlington Coat Factory of Kansas, LLC.

2. The name and address of the resident agent and registered office in Kansas is: Corporation Service Company, 200 S. W. 30th Street, Topeka, Kansas, 66611.

3. The papers were executed on the 9th day of March, 2006.

4. /s/ Cindy Rashed Reilly Organizer